UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Books-A-Million Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

098570104
(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ] Rule 13d-1(b)

 [x] Rule 13d-1(c)

 [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 098570104		Page 2 of 8 Pages
1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hawkeye Capital Master I.R.S. ID No. 98-0466159
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [x] (b) [ ]
3.		SEC USE ONLY
4.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-
9.		Aggregate Amount Beneficially Owned by Each Reporting Person -397,989-
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
[ ]
11.		Percent of Class Represented by Amount in Row (9) 2.50%
12.		Type of Reporting Person (See Instructions) OO

CUSIP No. 098570104		Page 3 of 8 Pages
1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard A. Rubin
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [x] (b) [ ]
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -397,989-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -397,989-
	8.	Shared Dispositive Power -0-
9.		Aggregate Amount Beneficially Owned by Each Reporting Person -397,989-
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
[ ]
11.		Percent of Class Represented by Amount in Row (9) 2.50%
12.		Type of Reporting Person (See Instructions) IN

CUSIP No. 098570104		Page 4 of 8 Pages
1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hawkeye Capital Management, LLC I.R.S. ID No. 13-4092634
2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [x] (b) [ ]
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-
9.		Aggregate Amount Beneficially Owned by Each Reporting Person -397,989-
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
[ ]
11.		Percent of Class Represented by Amount in Row (9) 2.50%
12.		Type of Reporting Person (See Instructions) OO

Item 1.

(a)           Name of Issuer:

BOOK-A-MILLION INC

(b)           Address of Issuer’s Principal Executive Offices:

 402 Industrial Lane,
 Birmingham, AL 35211-4465, United States

Item 2.

(a)           Name of Person Filing:

                         This Schedule 13G/A is being jointly filed by Richard A. Rubin, Hawkeye Capital Management, LLC and Hawkeye Capital Master (collectively the "Reporting Persons") with respect to shares of Common Stock of Books-A-Million Inc. which the Reporting Persons may be deemed to beneficially own pursuant to Section 13(d) of the Exchange Act.

(b)           Address of Principal Business Office, or if none, Residence:

The principal place of business for Richard A. Rubin and Hawkeye Capital Management, LLC is 800 Third Avenue, 9th Floor, New York, New York, 10022.

The principal place of business for Hawkeye Capital Master is P.O. Box 897GT, One Capital Place, Georgetown, Grand Cayman, Cayman Islands.

(c)           Citizenship:

Richard A. Rubin is a citizen of the United States.
Hawkeye Capital Management, LLC was organized in the United States.
Hawkeye Capital Master was organized in the Cayman Islands.

(d)           Title of Class of Securities:

 Common Stock, par value $.01 per share

(e)           CUSIP Number:

 098570104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.                    Ownership.

(a)   Amount Beneficially Owned:  397,989 shares

                                (b)   Percent of Class: 2.50%

Hawkeye Capital Master, a pooled investment vehicle organized as a Cayman Islands series trust, owns 397,989 shares of Books-A-Million, Inc. Common Stock which may be deemed to be beneficially owned by each Reporting Person and as to which Richard Rubin has sole voting power and dispositive power in his role as manager of Hawkeye Capital Management, LLC, the manager of Hawkeye Capital Master.

Item 5.                     Ownership of Five Percent or Less of a Class.

 Not applicable.

Item 6.                     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 Not applicable.

Item 8.                     Identification and Classification of Members of the Group.

 Not applicable.

Item 9.                     Notice of Dissolution of Group.

 Not applicable.

Item 10.                   Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2008

Hawkeye Capital Master
By:
Richard A. Rubin
Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2008

Richard A. Rubin
By:
Richard A. Rubin

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008
Hawkeye Capital Management, LLC

By:
Richard A. Rubin
Manager

EXHIBIT A

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, with respect to their ownership of the Common Stock, $0.0001 par value per share, of Stone Arcade Acquisition Corporation, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 13th day of February, 2008.

Richard A. Rubin

Hawkeye Capital Management, LLC
by Richard A. Rubin, Manager

Hawkeye Capital Master
by Richard A. Rubin,
Manager of Hawkeye Capital Management, LLC,
Manager of Hawkeye Capital Master